FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2022

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, August 11, 2022.

To

Brazilian Securities Commission - “CVM”

Corporate Relations Superintendence – “SEP”

Companies Monitoring Department 2 (Gerência de Acompanhamento de Empresas 2)

Att.:       Mr. Fernando Soares Vieira

Mr. Guilherme Rocha Lopes

Ref.: Official Letter No. 133/2022/CVM/SEP/GEA-2 (“Official Letter”)

Dear Sirs,

We make reference to the terms of the Official Letter referenced above, regarding the news published in the website of the newspaper “O Estado de S Paulo” on 08/10/2022, which content, as requested in the Official Letter, is reproduced below:

Official Letter No. 133/2022/CVM/SEP/GEA-2

Rio de Janeiro, August 10, 2022.

To Mr.

Guillaume Marie Didier Gras

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Investor Relations Officer

Brigadeiro Luís Antonio Avenue, No. 3,142, 4th floor, Jardim Paulista

01402-901, São Paulo, SP

Telephone: (11) 3886-0533

E-mail: gpa.ri@gpabr.com

C/C: Superintendency of Issuer Listing and Supervision of B3 S.A. - Brasil, Bolsa, Balcão

E-mails: emissores@b3.com.br; ana.pereira@b3.com.br; ana.zane@b3.com.br

Subject: Request for clarification – News published in the media

Dear Officer,

1. We make reference to the news published in the newspaper O Estado de S Paulo on 8/10/2021, entitled “GPA outlines plan to sell Grupo Éxito within two years” reproducing Broadcast+ publication of 08/09/2022, with the following content:

GPA outlines plan to sell Grupo Éxito within two years

Grupo Éxito will no longer be controlled by GPA. A plan is being drawn up for the sale of the supermarket chain, with a presence in Colombia, Uruguay and Argentina, to take place by 2024, when the deadline for Rallye (the holding company of the French group Casino, that owns the two brands) to pay secured creditors expires, according to its safeguard plan (a kind of receivership in France). After operations that sought to extract the greatest possible value from the group's companies, such as the segregation of GPA and Assaí and the subsequent sale of hypermarket stores between the two sister companies, the solution to improve earnings with Grupo Éxito must also seek an 'out of the box' exit.

With low liquidity and visibility on the Colombian Stock Exchange, Éxito should go through a spin off followed by a relisting. In the proposed strategy, the total or partial exit would come after the company gains 'new breath and weight' in the stock market of that country.

Stock market volatility hinders plans

The problem for the execution of this plan is the volatility of the stock markets today. For this reason, it is expected that its execution will take two years. The idea, noticeably, is that, after the segregation, Éxito becomes worth more than it was under the organization.

GPA has already sold a small part of its shares in Éxito. In June, it received R$398 million for the sale of 3.4% of its stake, in Éxito’s share buyback program. After the repurchase, GPA currently holds 96.52% of Éxito's capital stock.

XP analysts signaled in a recent report that, among the options, the re-IPO (initial public offering) would be the best one. In the report they said that there may be appetite for a 'resilient and more mature' asset. For them, however, the GPA’s segregation has operational challenges, since some shareholders have limitations to hold shares listed abroad. GPA was contacted, but had no comments.

[emphasis added]

2. In this regard, it is being required your pronouncement about the veracity of the information published in the news, especially the highlighted excerpts, and, if so, we request additional clarifications on the matter, as well as to inform the reasons why you considered it not to be the subject of a Material Fact, pursuant to the terms of CVM Resolution No. 44/21.

3. Such statement must include a copy of this Official Letter and be forwarded through the IPE System, category “Notice to the Market”, type “Clarifications on Inquiries from CVM/B3”. Compliance with this request for a statement by means of a Notice to the Market does not exempt the eventual determination of a liability for the timely non-disclosure of a Material Fact, pursuant to CVM Resolution No. 44/21.

4. According to the sole paragraph of article 6 of CVM Resolution No. 44/21, it is the duty of the Company’s controlling shareholders and management, directly or through the Investor Relations Officer, to immediately disclose the material act or fact pending disclosure, in the event the information escapes their control or if there is an atypical oscillation in the quotation, price or amount traded of the securities issued by the publicly-held company or related to them. Therefore, in the event of a leak of material information (its disclosure through a press vehicle, for example), the Material Fact has to be disclosed, regardless of whether or not the information originated from the Company's representatives.

5. We emphasize that, pursuant to article 3 of CVM Resolution No. 44/21, the Investor Relations Officer is responsible for disclosing and communicating to CVM and, if applicable, to the stock exchange and organized over-the-counter market entity in which the securities issued by the company are admitted for trading, any material act or fact that occurred or that is related to its business, as well as ensuring its wide and immediate dissemination, simultaneously in all markets where such securities are admitted for trading.

6. We also recall the obligation set forth in the sole paragraph of article 4 of CVM Resolution No. 44/21, to inquire the Company’s managers and controlling shareholders, as well as any other person with access to relevant acts or facts, in order to determine whether they would have knowledge of information that should be disclosed to the market.

7. We warn that it will be up to this administrative authority, in the use of its legal attributions and, based on subparagraph II, of art. 9, of Law 6,385/76, and in art. 7, combined with art. 8, of CVM Resolution No. 47/21, determine the application of a punitive fine, without prejudice to other administrative sanctions, in the amount of one thousand reais (R$ 1,000.00), for the non-compliance with the inquires formulated herein, up to August 11, 2022.

Sincerely yours,

Document electronically signed by Guilherme Rocha Lopes, Manager, on 08/10/2022, at 4:57p.m., pursuant to Article 6 of Decree No 8,539 of 8 October 2015.

Document electronically signed by Fernando Soares Vieira, Superintendent, on 08/10/2022, at 5:15p.m., pursuant to Article 6 of Decree No 8,539 of 8 October 2015.

Firstly, the Company clarifies that, in view of the aforementioned news, it has disclosed, on August 10, 2022 after the closing of the trading sessions, a material fact with the content below and which answers the questions of the Official Letter:

Companhia Brasileira de Distribuição (“GPA”), pursuant to Law No. 6.404/1976 and CVM Resolution No. 44/2021, in view of news published in the media regarding a plan to sell Almacenes Éxito S.A. (“Éxito”), a publicly-held company with authorized capital headquartered in Colombia, of which GPA is the direct controlling shareholder, hereby informs its shareholders and the market in general that is always evaluating strategic projects to create value to its shareholders and in this context preliminary studies are being carried out for the segregation of GPA and Éxito businesses, aiming to unlock Éxito’s value.

The effective implementation of any transaction aiming the segregation of Éxito’s equity depends on the conclusion of the preliminary studies in progress, as well as on obtaining the necessary approvals required by law and the applicable regulatory bodies.

The Company will keep its shareholders and the market informed of any other relevant facts related to this matter.

The material fact was disclosed by the Company after the necessary alignment with its controlling shareholder, Casino, and its subsidiary, Éxito, since both are publicly traded companies with disclosure obligations in their respective jurisdictions.

The Company tracked the market movement closely and verified that there was no atypical, or even significant, oscillation in the price of the shares issued by the Company, due to the news subject of the Official Letter.

In view of the above, believing to have clarified the questions presented in the Official Letter, the Company reiterates its commitment to the adequate disclosure of information to the market and makes itself available to this authority to provide any additional clarifications that may be necessary.

Guillaume Marie Didier Gras

Vice-President of Finance and Investor Relations Director

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: August 11, 2022	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.